UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Omniture, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68212S 10 9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68212S 10 9

1.	NAMES OF REPORTING PERSONS. Joshua G. James

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		3,776,070(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,776,070(1)

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,776,070(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%(1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 2,023,333 shares held by Cocolalla, LLC. Also includes 580,237 shares issuable upon exercise of options which are exercisable and shares that become issuable pursuant to restricted stock units within 60 days after December 31, 2008. All amounts assume the exercise of all options exercisable within 60 days after December 31, 2008, as more fully described above. Mr. James is the managing member of Cocolalla, LLC and has sole voting power with respect to all shares held by Cocolalla, LLC.

Item 1.
(a)	Name of Issuer

Omniture, Inc.

(b)	Address of Issuer’s Principal Executive Offices 550 East Timpanogos Circle Orem, Utah 84097
Item 2.
(a)	Name of Person Filing

Joshua G. James

(b)	Address of Principal Business Office or, if none, Residence

c/o Omniture, Inc. 550 East Timpanogos Circle, Orem, Utah 84097

(c)	Citizenship

Joshua G. James United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

68212S 10 9
Item 3.
     Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

/s/ Joshua G. James
Joshua G. James